January 3, 2011

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010

Re:	Feihe International, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Form 10-K/A for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 001-32473

Dear Mr. Schwall:

Feihe International, Inc. (formerly American Dairy, Inc.) (together with its subsidiaries, the “Company”) submits this letter in response to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to Leng You-Bin dated December 1, 2010.  The comments relate to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009, filed on March 16, 2010, as amended on April 30, 2010 (collectively, the “2009 Form 10-K”) and to the Company’s Form 10-Q for the Fiscal Quarter Ended September 30, 2010 (the “3Q 2010 Form 10-Q”).  For your convenience, the paragraphs in bold below restate the numbered paragraph in the Staff’s comment letter.  The discussion below such paragraph is the Company’s response to the Staff’s comment.

General

1.	Please address the comments that follow. We remind you that we also await your response to the comments we issued in our letter dated April 5, 2010, relating to your post effective amendments.

Company Response:  The Company acknowledges the Staff’s comment and, as discussed with the Staff, intends to respond to the April 5, 2010 letter as soon as practicable.

2.
Provide complete responses and, to the extent comments on one section or filing apply to similar disclosure elsewhere in the filing or in other filings, please address or make corresponding revisions to all affected disclosure.  This will minimize the need for us to repeat similar comments.

Letter to H. Roger Schwall

Company Response:  The Company acknowledges the Staff’s comment.

Form 10-K for Fiscal Year Ended December 31, 2009, Filed March 16, 2010

We Are Subject to Public Company Reporting and Other Requirements, page 13

3.
Please create a new risk factor to discuss under an appropriate caption the risks relating to the material weakness you discuss.  Also eliminate from the Risk Factors section language which qualifies or mitigates the risk you present, such as the final paragraph of this risk factor and the assertion under “Extensive regulation of the food processing and distribution industry” at page 16 that “we are currently in substantial compliance with all material governmental laws and regulations.”

Company Response:  The Company respectfully submits that it is not material and would not be helpful to investors for the Company to amend the 2009 Form 10-K at this time, either to add a separate risk factor on material weakness or to eliminate language that the Staff believes qualifies or mitigates risk factors.  The Company believes the current risk factors set forth the material information relating to (i) its material weaknesses, even though this information is capable of being separated from the related topic of costs associated with being a public company, and (ii) conducting business in an industry subject to government regulations.  Nevertheless, the Company expects to file its Form 10-K for the fiscal year ending December 31, 2010 (the “2010 Form 10-K”) on or before March 15, 2011 and respectfully proposes to address the Staff’s comment when the 2010 Form 10-K is filed, to the extent then appropriate.  To illustrate for the Staff the disclosure the Company anticipates including in the 2010 Form 10-K in response to the Staff’s comment, the risk factor entitled “We are subject to public company reporting and other requirements…” in the 2009 Form 10-K would be revised, if a material weakness is identified for the 2010 fiscal year, substantially along the following lines, updated to reflect the facts as of the future filing date:

We are subject to public company reporting and other requirements for which we will incur substantial costs.

We incur significant legal, accounting, insurance and other expenses as a result of being a public company.  For example, laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, or SOX, and rules related to corporate governance and other matters subsequently adopted by the SEC and the NYSE, result in substantial costs to us, including legal and accounting costs, and may divert our management’s attention from other matters that are important to our business.

We have historically identified material weaknesses in our internal control over financial reporting, have spent a significant amount of money in remediating them, and may never fully remediate our material weaknesses.

Letter to H. Roger Schwall

Compliance with Section 404 of SOX requires that our management annually assess the effectiveness of our internal control over financial reporting and that our independent auditors report on management’s assessment.  During our review of our financial statements and results for the year ended December 31, 2008 and 2009, our management identified several internal control matters that constituted material weaknesses and significant deficiencies and, consequently, concluded that our internal control over financial reporting was not effective at December 31, 2008 or 2009 and, based primarily on the identification of the material weaknesses and significant deficiencies, that our disclosure controls and procedures were not effective at December 31, 2008 or 2009.  Since the end of 2008, we implemented remedial measures described below under “Management’s Report on Internal Control Over Financial Reporting—Changes in Internal Controls,” including hiring additional accounting, internal audit and finance staff, engaging consultants to assist with these functions, upgrading our systems, and implementing additional financial and management controls and reporting systems and procedures, as well as improving certain processes surrounding our Audit Committee activities.  These measures have cost us an aggregate of approximately $[___] million to date.  [As of December 31, 2010, our management concluded we had a material weakness relating to [___]]. The measures we take to remediate material weaknesses may not ensure the adequacy of our internal controls over our financial processes and reporting in the future.

In addition, in the risk factor entitled “Extensive regulation of the food processing and distribution industry…” the Company anticipates deleting the reference to its belief that it is in substantial compliance with government laws and regulations.

Results of Operations, page 27

Cost of Goods Sold, page 29

4.
We note you provide revenue by product type in your discussion of changes in sales, and you attribute your increase in revenues in part to increased sales quantities for “high profit margin products,” and you discuss the fact that your raw milk powder is a “lower-margin” product.  Please tell us whether you believe your margin by product is a key performance indicator and how you considered providing cost of sales by product type.  See SEC Release 33-8350.

Company Response:  The Company does not believe that margin by product is a key performance indicator that management uses to manage the business. The disclosure of margin by product was included to supplement the principal factors or trends that affected results in the covered fiscal period and to more fully explain the changes discussed.  Accordingly, management did not provide cost of sales by product type.  However, should the Company in the future determine that margin by product is a key performance indicator, it will disclose cost of sales by product type to the extent appropriate.

Letter to H. Roger Schwall

Net Cash Provided by Operating Activities, page 30

5.
Certain amounts included in your disclosure do not clearly corroborate to amounts presented in your financial statements.  For example, you disclose the decrease in cash provided by operating activities was attributable to “an increase in net trade receivables of approximately $6.3 million”, while the amounts on your balance sheet appear to have increased by $15.2 million (from $12.3 million to $27.5 million).  Please tell us how the amounts you disclose were derived, and please expand your disclosure accordingly.

Company Response:  The Company acknowledges the Staff’s comment and respectfully proposes to address the comment in future filings.  As reflected in the audited financial statements, the increase in net trade receivables during 2009 was $14.7 million, including the change in allowance. The change in cash flows from net trade receivables was $6.3 million, which represents the difference between the change in net trade receivables in 2009 of $14.7 million compared to the change in net trade receivables in 2008 of $8.4 million. While the Company agrees that the wording of the referenced disclosure in the 2009 Form 10-K could be improved, the Company does not believe this is an item sufficient magnitude to require an amendment to the 2009 Form 10-K.

6.
Please expand your disclosure to elaborate upon the material reasons for, and drivers of, the significant changes in assets and liabilities you cite.  For example, consider explaining why your days sales outstanding of accounts receivable and advances to customers have increased from the prior year.  This comment is also applicable to your interim disclosure on Form 10-Q.  In your response, please provide us with a sample of your proposed expanded disclosure.  See SEC Release 33-8350 for guidance.

Company Response:  The Company respectfully submits that its disclosure in the 2009 Form 10-K presents the material information necessary to understand the Company’s cash flows provided by operating activities.  The Company does not believe that a discussion of days sales outstanding (“DSO”) is specifically required under Regulation S-K, common in its industry, or otherwise a disclosure that is necessary to understand the Company’s liquidity and capital resources.  However, in response to the Staff’s comment, the Company respectfully proposes to expand its disclosure when the 2010 Form 10-K is filed, to the extent then appropriate.  The following illustrates for the Staff substantially the disclosure the Company anticipates including in the 2010 Form 10-K:

Net Cash Provided by Operating Activities
Net cash provided by operating activities decreased approximately $12.7 million, from approximately $29.9 million in 2008 to approximately $17.2 million in 2009.  This decrease reflects a decrease in accounts payable of approximately $22.9 million, a decrease in inventories, net of approximately $20.1 million, an increase in net trade receivables (including the change in allowance) of approximately $14.7 million, an increase in VAT refundable taxes of approximately $8.7 million, a decrease in advances from customers of approximately $8.1 million, an increase in advances to suppliers of approximately $5.6 million, and an increase in prepayments and other assets of approximately $4.1 million.  The increases in receivables primarily reflect increases in our business scale during 2009 compared to 2008, as well as increased credit limits to long term customers, although we continue to require advance payments from new customers.  The decrease in net cash provided by operating activities also reflects a decrease in interest expenses from accrual of guaranteed redemption value related to our convertible debt of approximately $13.6 million, and a decrease in loss on derivatives of approximately $6.2 million.  The decrease in net cash provided by operating activities was offset in part by a decrease in gain on debt extinguishment of approximately $30.5 million, an increase in amounts due to related parties of approximately $8.9 million, an increase in deferred income of approximately $6.9 million, an increase of net income from continuing operations of approximately $5.6 million, an increase in compensation expense for option awards of approximately $2.1 million, and an increase from loss on disposal of biological assets of approximately $1.5 million.

Letter to H. Roger Schwall

Changes in Internal Controls, page 38

7.
We note your statements that since the year ended December 31, 2007, you have been implementing certain remedial measures.  Please revise to disclose the specific changes in internal control over financial reporting that occurred during you fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Company Response:  The Company respectfully advises the Staff that the Company has implemented several measures to improve internal control over financial reporting since the second quarter of 2009, such as hiring additional accounting and finance staff, engaging consultants to assist with these functions and training the Company’s staff.  However, the Company did not make any additional specific changes during the fourth quarter of 2009 that materially affected, or were reasonably likely to materially affect, its internal control over financial reporting.  The Company respectfully proposes to address the Staff’s comment in the 2010 Form 10-K and in other future filings requiring such disclosure, by providing disclosure substantially along the following lines, updated to reflect the facts as of the future filing date:

Changes in Internal Controls
There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.  However, since the year ended December 31, 2007, we have been implementing the remedial measures described above, including hiring additional accounting, internal audit and finance staff, engaging consultants to assist with these functions, training our staff, upgrading our systems, and implementing more rigorous and additional financial and management controls, reporting systems, policies and procedures and increasing our corporate audit focus on key accounting controls and processes, including documentation requirements.   We expect to continue to implement additional financial and management controls, reporting systems and procedures.

Letter to H. Roger Schwall

Statements of Consolidated Operations and Comprehensive Income, page F-5

8.
We note you subtract income attributable to noncontrolling interests from your “net income from continuing operations before noncontrolling interest” to arrive at “net income”.  Per FASB ASC 810-10-45-19 and 45-20, consolidated net income should include amounts both attributable to owners and noncontrolling interests, and then attribute that net income between owners and noncontrolling interests as appropriate.  Simultaneously, in accordance with FASB ASC 220-10-45-5, your presentation of comprehensive income should separately disclose the amounts attributable to owners and noncontrolling interests as well as the total amounts of consolidated net income and consolidated comprehensive income.  Please modify your presentation accordingly.  Refer to FASB ASC 810-10-50-1A.

Company Response:  The Company acknowledges the Staff’s comment and agrees to revise the presentation in future filings.  Comprehensive income attributable to noncontrolling interests was $(10,226) and $26,384 for the years ended December 31, 2009 and 2008, respectively, which is less than 2.5% of comprehensive income for both years.  The Company respectfully submits that amending the presentation used in the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2009 is not necessary because these amounts are not material.  The Company respectfully advises the Staff that the Company has presented income attributable to noncontrolling interests and comprehensive income in the Company’s Forms 10-Q filed in 2010 in accordance with the accounting guidance referenced in the Staff’s comment.

Consolidated Statements of Cash Flows, page F-8

9.
We note your presentation of a “net increase in cash of discontinued operations” of $2,108,429 and $3,106,821 for fiscal years 2009 and 2008, respectively.  Please tell us what this amount represents, how it was derived, and how it differs from the discontinued operations amounts presented separately within your operating, investing and financing cash flows.

Company Response:  The net increase in cash of discontinued operations of $2,108,429 and $3,106,821 for the fiscal years ended December 31, 2009 and 2008, respectively, represented changes in the cash balances held by those operations such years. For example, the cash balance for the year ended December 31, 2008 was $2,108,739 and the cash balance as of the sales date was $310.  Therefore, the change of cash balance during the year of 2009 was $2,108,429, which equals $2,108,739 minus $310.

The amounts related to discontinued operations presented in the Consolidated Statement of Cash Flows reflected changes in other balances and accounts in operating activities and the cash flows relating to investing and financing activities of the discontinued operations, except for the cash account.

Letter to H. Roger Schwall

Note 2 - Principal Accounting Policies - Acquisitions, page F-12

10.
We note you disclose that the cost of an acquisition is measured as the fair value of the assets given, “plus costs directly attributable to the acquisition.”  Please tell us how this is consistent with the guidance in FASB ASC 805-10-25-23, or modify your disclosure accordingly.  As part of your response, please tell us the amounts of any costs you capitalized in conjunction with your acquisition of Longjiang Feihe.

Company Response:  The Company respectfully advises the Staff that, despite the referenced disclosure, the Company’s accounting for acquisitions was consistent with the guidance in FASB ASC 805-10-25-23. Acquisition-related costs that are incurred by the Company to effect business combinations after the adoption of ASC 805-10-25-23 have been accounted for as expense in the periods in which the costs were incurred, and no costs were capitalized in conjunction with the Company’s acquisition of Longjiang Feihe.

In response to the Staff’s comment, the Company anticipates revising its business combination accounting policy disclosure in future filings to read substantially as follows:

Business Combinations
Business combinations are recorded using the purchase method of accounting. On January 1, 2009, the Group adopted a new accounting pronouncement with prospective application, which made certain changes to the previous authoritative literature on business combinations. From January 1, 2009, the assets acquired, the liabilities assumed, and any noncontrolling interest of the acquiree at the acquisition date, if any, are measured at their fair values as of that date. Consideration transferred in a business acquisition is also measured at the fair value as at the date of acquisition. Goodwill is recognized and measured as the excess of the total consideration transferred plus the fair value of any noncontrolling interest of the acquire, if any, at the acquisition date over the fair values of the identifiable net assets acquired. If the total acquisition date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, such excess is recognized in earnings as a gain. For periods prior to January 1, 2009, any noncontrolling interest was reflected at historical cost.

Where the consideration in an acquisition includes contingent consideration the payment of which depends on the achievement of certain specified conditions post-acquisition, from January 1, 2009 the contingent consideration is recognized and measured at its fair value at the acquisition date and if recorded as a liability it is subsequently carried at fair value with changes in fair value reflected in earnings.  For periods prior to January 1, 2009, contingent consideration was not recorded until the contingency was resolved.

Letter to H. Roger Schwall

Note 2 - Principal Accounting Policies - Earnings per share of common stock, page F-18

11.
Please tell us how your performance share obligations and redeemable common stock impacted the calculation of both the numerators and the denominators of your basic and diluted earnings per share calculations for the year ended December 31, 2009.  In your response, please separately analyze the impact of your performance share obligations from the impact of your redeemable common stock.  Please also tell whether you consider each of these to be a participating security within the scope of FASB ASC 260-10-45-58 through 45-70A as well as FASB ASC 480-10-45-4.

Company Response:  The Company respectfully advises the Staff that the Company’s redeemable common stock is considered a participating security within the scope of FASB ASC 260-10-45-58 through 45-70A as well as FASB ASC 480-10-45-4. The performance share obligations were not considered to be a participating security because they had no dividend entitlement in respect of the year ended December 31, 2009.

In response to the Staff's comment, the Company anticipates revising its accounting policy disclosures regarding earnings per share in future filings to read substantially as follows:

Net income per share
Net income per common share is computed by dividing net income attributable to common shareholders by the weighted average number of shares of common stock outstanding during the period.

The Group has determined that share of its redeemable common stock are participating securities as such shares are entitled to participate in undistributed earnings on an as-if-converted basis. Accordingly, the Group applies the two-class method of computing net income per share. Under this method, undistributed net income is allocated on a pro rata basis to the holders of shares of common stock and redeemable common stock to the extent that each class may share income for the period.

Diluted net income per common share reflects the potential dilution that could occur if securities or other contracts to issue shares of common stock were exercised or converted into shares of common stock. The dilutive effect of stock options is computed using treasury stock method. The dilutive effect of convertible debt is computed using as-if converted method.

The following table illustrates the impact of the redeemable common stock on the calculation of both the numerators and the denominators of the Company’s basic and diluted earnings per share calculations for the year ended December 31, 2009.  Changes in the fair value of the liability in respect of the performance shares are deducted in arriving at net income available to common shareholders.

Letter to H. Roger Schwall

Basic EPS Computation	FYE 12/31/2009

Numerator
Net income attributable to common shareholders	$19,581,386	(1)
Net income allocated to redeemable common stock	$752,872	(1)
Net income allocated to common stock	$18,828,514	(1)

Denominator
Weighted average shares of common stock outstanding	18,273,652
Weighted average redeemable common stock	730,685	(2)
Weighted average performance adjustment shares	-	(3)

Basic EPS
Net income per shares of redeemable common stock	$1.03
Net income per share of common stock	$1.03

Diluted EPS Computation	FYE 12/31/2009

Numerator
Net income attributable to common shareholders	$19,581,386

Denominator
Weighted average shares of common stock outstanding	18,273,652
Redeemable common stock	730,685	(2)
Performance adjustment shares	-	(3)
Warrants	514,182
Options (share-based compensation)	454,995
Total Shares	19,973,514

Diluted EPS
Net income per share of common stock - diluted	$0.98

(1)	Undistributed net income was allocated between common shares and redeemable common shares on a pro rata basis on the dividend participating rights.
(2)	As of December 31, 2009, the Company had 2,100,000 shares of redeemable common shares, which had been outstanding for approximately 127 days during the year.
(3)
As of December 31, 2009, the Company expected to fail its earnings target for 2009 and that it would have to issue 525,000 performance adjustment shares to Sequoia Capital China I, L.P. and certain of its affiliates. The Company recorded a liability as of December 31, 2009 at its estimated fair value of $11,382,000. The performance share obligation had no participating rights as to 2009 earnings.

Letter to H. Roger Schwall

Note 26 - Common Stock and Equity Transactions, page F-41

“(3)... redeemable shares of common stock”, page F-42

12.
Please expand your disclosure to address the accounting method used to adjust the carrying amount of your redeemable shares of common stock, or if not adjusted, the reasons why it is not probable that the instrument will become redeemable.  Refer to paragraph 24 of FASB ASC 480-10-S99-3A.

Company Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has provided additional disclosure in Company’s Forms 10-Qs filed in 2010 to address this issue.  In the Form 10-Q for the three months ended June 30, 2010, the Company disclosed, “Until management determines it is probable that the common stock will become redeemable, the change in the redemption value is not accreted.”  Further, the Company added the following paragraph to Footnote 19 to the Q3 2010 Form 10-Q:

“The Company assesses the probability of redemption and accrues proper accretion on a quarterly basis. Until management determines it is probable that the common stock will become redeemable, the change in the redemption value is not accreted. Management determined that the probability of redemption was low as of December 31, 2009, considering among other factors that the redemption period was approximately 32 months away. The Company plans to continue to implement its integrated business model, increase its profitability by increasing sales of high margin branded products, improve the effectiveness of expenditure controls, reduce the Company’s debt levels, and improve its competitive advantage by building out upstream facilities.”

The Company believes that amending the 2009 Form 10-K to address this comment is not warranted as the facts and circumstances at the time of filing the 2009 Form 10-K did not indicate it would be probable that the Company’s redeemable common stock would be redeemed, and the earliest redemption would have been approximately two years and seven months after the filing.  The Company respectfully submits that its disclosures in the referenced Forms 10-Q, together with substantially similar disclosures the Company anticipates including in future filings, are sufficient to address the Staff’s comment.

Form 10-K/A for Fiscal Year Ended December 31, 2009, Filed April 30, 2010

Directors, Executive Officers and Corporate Governance, page 3

13.
Revise to provide complete biographical sketches which do not contain gaps or ambiguities with regard to time in the five year period which Item 401 of Regulation S-K requires you to discuss.  Sketches requiring revision include those for Ms. Lee, Mr. Shen, and Mr. Chou.

Company Response:  The Company respectfully submits that it is not material and would not be helpful to investors for the Company to amend the 2009 Form 10-K to revise the biographical summaries of Hui-Lan Lee, Jonathan Chou or Neil Shen at this time.  Ms. Lee resigned as director of the Company in July 2010, and Mr. Chou resigned as the Company’s chief financial officer in November 2010, and neither have a continuing role with the Company.  The Company also believes there are no additional employment services to describe in Ms. Lee’s or Mr. Chou’s biographical summaries during the relevant time period.  In addition, the Company expects to file the 2010 Form 10-K on or before March 15, 2011 and respectfully proposes to address the Staff’s comment as to Neil Shen when the 2010 Form 10-K is filed.  To illustrate for the Staff the disclosure the Company anticipates including in the 2010 Form 10-K, the Company anticipates that Mr. Shen’s biographical summary would be revised substantially along the following lines, updated to reflect the facts as of the future filing date:

Letter to H. Roger Schwall

Neil N. Shen has been a director since August 2009. Mr. Shen founded and has served as a managing partner of Sequoia Capital China since October 2005. Mr. Shen co-founded Ctrip.com International Ltd., or Ctrip, a large travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, or Home Inns, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for more than eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip and a director of E-House (China) Holdings Ltd., a NYSE-listed leading real estate service company in China. He is also an independent director of Focus Media Holding Ltd., a NASDAQ-listed media advertising company based in China, China Nuokang Bio-pharmaceutical Pty., a NASDAQ-listed pharmaceutical company in China, China Real Estate Information Corporation, a NASDAQ-listed real estate services and information company based in China, and PEAK Sport products Co., Ltd., a HKEX-listed sports retail company in China.  He also sits on the board of several private companies in China.  Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University in China and his master’s degree from the School of Management at Yale University.

Mr. Shen’s extensive finance and public company experience provides our board of directors with a valuable resource for evaluating public company accounting, finance, risk management and strategic matters.

14.
For each of your directors please “briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for [you] at the time that the disclosure is made, in light of [your] business and structure.”  See Item 401(e) of Regulation S-K.

Company Response:  The Company respectfully submits that it has included in the 2009 Form 10-K disclosure that briefly discusses the experiences, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company in light of its business and structure.  In the 2009 Form 10-K, Item 10, under the heading “Directors,” the biographical summary for each director, after describing the director’s business experience for at least the past five years, discloses the experience and expertise that each director provides to the Company’s board of directors.  Particular factors include executive experience, finance expertise, operational expertise, industry experience, accounting, tax and risk management experience, business and legal expertise, experience evaluating strategic opportunities, and other particular skills and experiences.  The Company respectfully submits that this disclosure, particularly in the context of the detailed discussion of the business experiences of each director, communicates the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of the Company.

Letter to H. Roger Schwall

Board’s Role in Risk Oversight, page 6

15.
We note your disclosure that “[m]anagement is responsible for the day-to-day management of risks the company faces, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management.”  Please advise us of the basis for your conclusion that disclosure pursuant to Item 402(s) of Regulation S-K is not necessary, and describe the process you undertook to reach that conclusion.

Company Response:  The Company respectfully advises the Staff that the Company was a “smaller reporting company” during 2009 and transitioned to the larger reporting system in 2010.  Pursuant to SEC Release 33-8876, Smaller Reporting Company Regulatory Relief and Simplification, a smaller reporting company that is required to transition to the larger reporting system is not required to satisfy the larger reporting company disclosure requirements until the first quarter after the determination date fiscal year.  Accordingly, the Company was permitted to file the 2009 Form 10-K as a “smaller reporting company.”  Under Regulation S-K Item 402(l), the Company was permitted to provide the scaled disclosure in paragraphs (m) through (r) instead of paragraphs (a) through (k) and (s) of Item 402.  Accordingly, the Company respectfully advises the Staff that it concluded that disclosure under Regulation S-K Item 402(s) was not required.

Executive Compensation, page 10

16.	Please revise to provide all the information Item 402 of Regulation S-K requires, including tables which follow the format specified by Item 402.

Company Response:  The Company respectfully refers the Staff to its response to Comment 15.  The Company respectfully submits that its 2009 Form 10-K contained the requisite executive compensation information and tables required under Regulation S-K Item 402 of a smaller reporting company.

17.
Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2009.  Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee considered in making specific compensation awards.

Company Response:  The Company respectfully advises the Staff that its executive compensation program primarily consists of base salary and equity compensation awards, that the Company made no changes to the base salary paid to named executive officers in the period covered by the 2009 Form 10-K, and that the only equity compensation decision during such period was to amend the vesting provisions of five-year performance-based option awards (the “Performance Options”) to avoid their complete forfeiture and cancellation after one year.  The Company respectfully advises the Staff that the Company’s performance and general economic conditions primarily drove the decision not to increase base salaries or issue new equity incentive awards, and that the decision to prevent the complete forfeiture and cancellation of the Performance Options was driven by an effort to align the interests of the key executives with the Company’s shareholders with respect to the remaining term of the Performance Options.  The Company respectfully submits that these factors are adequately clear from the explanation of factors that guide the Compensation Committee’s decisions, as set forth in the 2009 Form 10-K, Item 11 under “Compensation Philosophy and Objectives,” “Setting Executive Compensation,” and “Monitoring Executive Compensation.”

Letter to H. Roger Schwall

However, in response to the Staff’s comment, in the 2010 Form 10-K and in other future filings requiring executive compensation disclosure the Company anticipates including a new section entitled “20__ Compensation Decisions” setting forth the compensation decisions made and factors driving such decisions with respect to its named executive officers during the relevant year.  To illustrate for the Staff the disclosure the Company anticipates including in such filings, the Company anticipates disclosures substantially along the following lines, updated to reflect the facts as of the future filing date:

2009 Compensation Decisions
As a result of the process and purposes described above, in 2009 the Compensation Committee made the following compensation decisions with respect to our named executive officers:

Base Salary
Our Compensation Committee recommended, and our board of directors approved, a cash compensation package of $200,000 for each of Leng You-Bin, our Chairman, Chief Executive Officer, President, and General Manager, and Liu Hua, who served as our Chief Financial Officer until April 15, 2008 and who continues to serve as our Vice Chairman, Secretary, Treasurer, and a director, for services rendered in 2009.  These base salaries are the same as those each officer received in 2008.  In determining not to revise the base salaries, our Compensation Committee specifically considered input from our Human Resources department and representatives of management, our financial performance, and general economic conditions.

Equity Compensation
Our Compensation Committee recommended, and our board of directors approved, amendments to the vesting provisions of the performance stock options granted to certain of our employees and officers under our 2009 Plan, including 150,000 performance stock options to Leng You-Bin, our Chairman, Chief Executive Officer, President and General Manager, and 50,000 performance stock options to each of Liu Hua, Vice Chairman, Secretary and Treasurer, and Liu Sheng-Hui, Vice President of Finance of our subsidiary Feihe Dairy. The performance stock options, which have a contractual life of 6 years, were to vest in two equal tranches on the fourth and fifth anniversaries of their grant date, provided that the recipient had met the performance criteria established in accordance with our 2009 Plan, including performance targets applicable for each of our 2009, 2010 and 2011 fiscal years, and the recipient continued to be our employee at the time of the relevant vesting dates.  The performance targets for the year ended December 31, 2009 were not met.  In December 2009, the performance targets were amended in order to limit the amount of shares that otherwise would have been forfeited and cancelled.  As a result of this amendment, Messrs. Leng, Liu and Liu retained 100,000, 33,333 and 33,333 performance stock options, which otherwise would have been forfeited and cancelled.  In determining not to amend the vesting provisions, our Compensation Committee specifically considered its intention of aligning the interests of the key executives with those of our shareholders and the continuing importance of improving our financial performance.

Letter to H. Roger Schwall

18.
In that regard, we note that you awarded your named executive officers merit-based increases to salaries.  Please describe the performance targets the compensation committee uses in making its determination to award the merit-based increases to salaries with regard to the corporate performance factors, including stock prices, sales, and revenue.

Company Response:  The Company respectfully advises the Staff that the Company did not make merit-based increases to base salaries for its named executive officers.  In 2008 and 2009, base salaries remained at $200,000 for each of Leng You-Bin and Liu Hua, at $175,000 for Jonathan H. Chou (note that 2008 reflects proration for a partial year), and at approximately $28,000 for Liu Sheng-Hui.  The Company respectfully refers the Staff to its compensation disclosures, including the Summary Compensation Table in the 2009 Form 10-K.

Setting Executive Compensation, page 10

19.
We note that the company reviews compensation data of a peer group and comparable competitive market compensation from recruiting or investor relations firms to assist it in making compensation decisions.  Please revise to include the names of all the companies in the peer group the compensation committee examines in making its determinations.  Further, name the recruiting or investor relations firms the compensation committee uses to determine comparable competitive market compensation.

Company Response:  The Company respectfully advises the Staff that its references in the 2009 Form 10-K to a peer group are only intended to communicate an informal process of considering limited, publicly available market data in order to determine if its compensation structure is materially out of line with that of its competitors.  The Company has historically not found it necessary to requisition a formal study in order to gather the basic data points it regards as necessary to reach this conclusion.  The Company respectfully proposes to address the Staff’s comment in the 2010 Form 10-K and in other future filings requiring compensation disclosure by lessening the prominence of references to peer groups and by noting the limited nature and use of the compensation information reviewed by the Compensation Committee.  For illustrative purposes, in lieu of the disclosure in the 2009 Form 10-K, Item 11 under “Monitoring Executive Compensation—Base Salary,” the Company anticipates including disclosure substantially along the following lines, updated to reflect the facts as of the future filing date:

Letter to H. Roger Schwall

Base Salary.  Our Compensation Committee determines executive salaries based on job responsibilities and individual experience, and also from time to time compares the amounts we pay against market compensation for similar positions within similar industries and in the PRC, based on informal, publicly available compensation information.  While limited in scope, our Compensation Committee believes such comparisons can provide helpful data as to whether our compensation structure is materially out of line with competitors.  We plan to continue to provide competitive salaries to our executive officers by reviewing the salaries of our executives annually and, if appropriate, recommending increases in salaries based on individual performance during the prior calendar year and cost of living adjustments.

2009 Stock Incentive Plan, page 12

20.
We note your disclosure that you amended the targets in December 2009 such that the three listed individuals retained stock options that otherwise would have been canceled.  Explain further how this is consistent with the stock option plan.  Also discuss in necessary detail what criteria are used in changing performance targets for these purposes.  We may have additional comments.

Company Response:  The Company respectfully advises the Staff that its 2009 Stock Incentive Plan (the “Plan”), in Section 7.4, permits the Plan Administrator (as defined in the Plan) to establish the time at which, or the installments in which, the Performance Options vest and become exercisable, which provisions may be waived or modified by the Plan Administrator at any time.  The Plan also vests the Plan Administrator with exclusive authority, in its discretion, to determine all matters relating to awards under the Plan, including the terms of awards.  The Company respectfully submits that the decision of the Plan Administrator to amend the vesting provisions of the Performance Options to avoid their complete forfeiture and cancellation was merely a change to a vesting condition that is expressly permitted under the Plan.  The Performance Options were intended to be long-term equity incentive awards, vesting in two equal tranches on the fourth and fifth anniversaries of their grant date, provided that the recipient had met the performance criteria established in accordance with our 2009 Plan, including performance targets that must be met in each of our 2009, 2010 and 2011 fiscal years.  The Company believes that forefeiture and cancellation of the Performance Options after just one year would have adversely impacted the objective of aligning the interests of key executives with shareholders in order to incent improvements in the Company’s financial performance.

Letter to H. Roger Schwall

Form 10-Q for Fiscal Quarter Ended September 30, 2010, Filed November 9, 2010

Controls and Procedures, page 33

21.
You indicate in this report and your prior filings on Form 10-Q that “Management is still in the process of evaluating the effectiveness of our disclosure controls and procedures for 2010.”  By not providing the disclosure required by Item 307 of Regulation S-K, you fail to satisfy the requirements of Item 4 of Form 10-Q.  Please amend your filing on Form 10-Q accordingly.  This comment is also applicable to your Form 10-Q filings for the periods ended June 30, 2010 and March 31, 2010.

Company Response:  The Company acknowledges the Staff’s comment.  The Company respectfully proposes to address the comment in future Forms 10-Q by replacing the disclosure under the heading “Evaluation of Disclosure Controls and Procedures” in Item 4 of the Q3 2010 Form 10-Q with disclosure substantially along the following lines, updated to reflect the facts as of the future filing date:

Evaluation of Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act, as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K and the Q3 2010 Form 10-Q and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Letter to H. Roger Schwall

If you have any questions regarding the 2009 Form 10-K, the Q3 2010 Form 10-Q, or the Company’s other filings, please feel free to contact me by phone at +86 10 8457 4688.

Very truly yours,

/s/ Leng You-Bin

Leng You-Bin
Chief Executive Officer

cc:	James Giugliano (SEC) Mark Shannon (SEC) Doug Brown (SEC) Timothy Levenberg (SEC) Andrew Ledbetter (DLA Piper)